FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 31, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

31 March 2015

Annual Report and Accounts 2014
Strategic Report 2014
Pillar 3 Disclosure 2014

Copies of the Annual Report and Accounts 2014 and Strategic Report 2014 for The Royal Bank of Scotland Group plc (RBS) have been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

These documents are available on our website at www.rbs.com/annualreport. Printed copies will be mailed to shareholders ahead of the Annual General Meeting (AGM) which it is intended will be held on 23 June 2015 and for which formal Notice will be given in due course.

The Pillar 3 Disclosure 2014 will also be published on our website at www.rbs.com/annualreport.

Information on related party transactions

For the purpose of compliance with the Disclosure and Transparency Rules, this announcement also contains details of related party transactions extracted from the Annual Report and Accounts 2014 in full unedited text. Page references in the text refer to page numbers in the Annual Report and Accounts 2014.

Related parties

UK Government
On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group.

The Group enters into transactions with many of these bodies on an arm's length basis. The principal transactions during 2014, 2013 and 2012 included: Bank of England facilities and the issue of debt guaranteed by the UK Government discussed below and the Asset Protection Scheme which the Group exited on 18 October 2012 having paid total premiums of £2.5 billion. In addition, the redemption of non-cumulative sterling preference shares and the placing and open offer in April 2009 was underwritten by HM Treasury and, in December 2009, B shares were issued to HM Treasury and a contingent capital agreement concluded with HM Treasury (see Note 27). Other transactions include the payment of: taxes principally UK corporation tax (page 373) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy (page 363) and FSCS levies (page 429)) together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities
The Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

Members of the Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.18% of their eligible liabilities in excess of £600 million. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Rate.

National Loan Guarantee Scheme
The Group participated in the National Loan Guarantee Scheme (NLGS), providing loans and facilities to eligible customers at a discount of one percent. It did not issue any guaranteed debt under the scheme and consequently, it was not committed to providing a particular volume of reduced rate facilities. At 31 December 2014, the Group had no amounts outstanding under the scheme (2013 - nil; 2012 - £898 million). The NLGS was superseded by the Funding for Lending Scheme.

The Funding for Lending Scheme
The Funding for Lending Scheme was launched in July 2012. Under the scheme UK banks and building societies are able to borrow UK treasury bills from the Bank of England at a price that depends on the participant's net lending to the UK non-financial sector. As at 31 December 2014, the Group had no amounts outstanding under the scheme (2013 - nil; 2012 - £749 million).

Other related parties
(a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.
(c) In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.
(d) The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.

For further information, please contact:-

RBS Media Relations
+44 (0) 131 523 4205

Investors
Richard O'Connor
Head of Investor Relations
+44 (0) 207 672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary